UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
QUESTCOR PHARMACEUTICALS, INC.
(Exact name of registrant as specified in its charter)

California	33-0476164
(State or other jurisdiction	(IRS Employer
of incorporation)	Identification No.)

3260 Whipple Road, Union City, California	94587
(Address of principal executive offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Common Stock, no par value	The NASDAQ Stock Market LLC
(Title of Class)	(Name of Exchange)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑	In this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐
Securities Act registration statement file number to which this form relates:  Not applicable
Securities to be registered pursuant to Section 12(g) of the Act:  None

Item 1. Description of Registrant's Securities to be Registered
Item 2. Exhibits
SIGNATURE
EXHIBIT INDEX

INFORMATION REQUIRED IN REGISTRATION STATEMENT
Item 1. Description of Registrant’s Securities to be Registered.
     This Form 8-A is being filed in connection with the listing of the Common Stock on the NASDAQ Capital Market on or about May 16, 2008, and the Company’s related voluntary withdrawal of the listing of the Common Stock on the American Stock Exchange.
     The following is a summary of our common stock and certain provisions of our articles of incorporation and bylaws. As summaries, they do not purport to be complete and are qualified in their entirety by reference to our articles of incorporation and bylaws.
     The securities to be registered are shares of common stock, no par value (the “Common Stock”), of Questcor Pharmaceuticals, Inc. (the “Company”). The authorized capital stock of the Company currently consists of 110,334,285 shares: 105,000,000 shares of which are Common Stock and 5,334,285 of which are preferred stock. The Company currently does not have any issued and outstanding shares of preferred stock.
     Common Stock
     Holders of Common Stock are entitled to dividends out of funds legally available therefor when and as declared by the Board of Directors, and on liquidation, are entitled pro rata according to their shareholdings to receive the remaining assets of the Company after payment and discharge of all liabilities. Shares of Common Stock are not subject to redemption or liable to assessment or further call. Shareholders are entitled to one vote per share. Unless cumulative voting has been requested for the election of directors, each holder of record of Common Stock on the record date will be entitled to one vote for each share held on all matters to be voted upon at the Annual Meeting. For the election of directors, however, cumulative voting is permitted. Each holder of record of Common Stock on the record date may cumulate votes (cast more than one vote per share) for a candidate only if the candidate is nominated before the voting and at least one shareholder gives notice at the Annual Meeting, before the voting, that he or she intends to cumulate votes. If cumulative voting applies to the election of directors at the Annual Meeting, each holder of record of Common Stock on the record date will have votes equal to the number of directors to be elected multiplied by the number of votes to which that shareholder’s shares are entitled, or distribute the shareholder’s votes on the same principle among any or all of the candidates, as the shareholder thinks fit. Each holder of record of Common Stock on the record date may cast all of their votes for one candidate or may distribute their votes among different candidates. If not instructed on how to divide votes in the event of cumulative voting, the proxy holders will cast the votes covered by the proxies received by them in such a manner under cumulative voting as they believe will ensure the election of as many of the Company’s nominees as possible.
     Pursuant to the restated articles of incorporation, the Board of Directors is composed of only one class, in which each director must be elected at the annual meeting. The holders of the Company’s Common Stock have no preemptive rights.
     Certain Anti-Takeover Provisions in the Restated Articles and Bylaws
     The following discussion is a general summary of certain provisions of the Restated Articles and Bylaws of the Company which may be deemed to have an “anti-takeover” effect.
     State Law
     The Company is incorporated in California, and as such, may be subject to the provisions of various California Corporations Code Sections, including Section 1101(e), which inhibits freeze-out mergers following certain tender offers in which the acquiring ownership percentage is more than 50% but less than 90%.
     Shareholder Rights Agreement
     The Company has adopted a Shareholder Rights Agreement, as amended, which is incorporated by reference to Exhibit 4 to Form 8-K, filed with the Securities and Exchange Commission on February 14, 2003, and Amendment No. 1, as Exhibit 10.47 to Form 8-K, filed with the Securities and Exchange Commission on September 13, 2005.

     Undesignated Preferred Stock
     Under our articles of incorporation, no action by our shareholders is necessary, and only action of the board of directors is required, to authorize the issuance of any of the shares of authorized preferred stock. The board of directors is empowered to establish, and to designate the name of, each class or series of preferred stock and to set the terms of such shares, including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion, voting rights, preferences and other rights. Accordingly, the board of directors, without shareholder approval, may issue shares of preferred stock with terms that could adversely affect the voting power and other rights of holders of the common stock.
     The undesignated preferred stock may have the effect of discouraging an attempt, through the acquisition of a substantial number of shares of common stock, to acquire control of our company with a view to effecting a merger, sale or exchange of assets or a similar transaction. For example, the board of directors could issue preferred stock as a dividend to holders of common stock or place preferred stock privately with purchasers who may side with the board of directors in opposing a takeover bid. The anti-takeover effects of the undesignated preferred stock may deny shareholders the receipt of a premium on their common stock and may also have a depressive effect on the market price of the common stock.
     We are required to reserve 1,000,000 shares of preferred stock pursuant to the shareholder rights agreement discussed above.
     Advance Notice Requirement for Director Nominations
     The Company’s Bylaws provide that shareholder nominations for the election of directors may not be brought before a meeting of shareholders unless the shareholder has given timely written notice in proper form of such nomination to the Secretary of the Company. Such proposals or nominations may be made only by persons who are shareholders of record on the date on which such notice is given and on the record date for determination of shareholders entitled to vote at that meeting. To be timely, a shareholder’s notice must be delivered to or mailed and received at the Company’s principal executive offices (i) in the case of an annual meeting, not less than sixty (60) days nor more than ninety (90) days prior to the anniversary date of the immediately preceding annual meeting of shareholders; provided, however, that in the event the annual meeting is called for a date that is not within thirty (30) days before or after such anniversary date, notice by the shareholder in order to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which the notice of the annual meeting is first mailed by the Company or on which the Company makes public disclosure of the date of the annual meeting, whichever first occurs; and (ii) in the case of a special meeting of shareholders called for the purpose of electing directors, the shareholder calling the special meeting shall provide information comparable to that described in this section, to the extent applicable.
     No person is eligible for election to the Board of Directors unless nominated in accordance with the foregoing procedures, and thus such procedures could make it more difficult for dissident shareholders to nominate and elect their candidates.
     Size of Board; Filling of Vacancies
     The Company’s Bylaws provide for a Board of Directors of not less than five nor more than nine directors as shall be determined in accordance with the Bylaws from time to time. The power to determine the number of directors within this range is vested in the Company’s Board of Directors and the power to fill vacancies is vested both in the Company’s Board of Directors and in the Shareholders.
Item 2. Exhibits.

Exhibit
No.	Description

3.1	Restated Articles of Incorporation of Questcor Pharmaceuticals, Inc., as amended (incorporated by reference to Exhibit 3.1 to Form 8-K, filed with the Securities and Exchange Commission on March 26, 2008).

3.2	Restated Bylaws of Questcor Pharmaceuticals, Inc., as amended (incorporated by reference to Exhibit 3.2 to Form 8-K, filed with the Securities and Exchange Commission on March 5, 2008).

4.1	Shareholder Rights Agreement (incorporated by reference to Exhibit 4 to Form 8-K, filed with the Securities and Exchange Commission on February 14, 2003).

4.2	Amendment No. 1 to Shareholder Rights Agreement (incorporated by reference to Exhibit 10.47 to Form 8-K, filed with the Securities and Exchange Commission on September 13, 2005).

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

QUESTCOR PHARMACEUTICALS, INC.
Dated: May 15, 2008	By:	/s/ George Stuart
George Stuart
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit
No.	Description

3.1	Restated Articles of Incorporation of Questcor Pharmaceuticals, Inc., as amended (incorporated by reference to Exhibit 3.1 to Form 8-K, filed with the Securities and Exchange Commission on March 26, 2008).

3.2	Restated Bylaws of Questcor Pharmaceuticals, Inc., as amended (incorporated by reference to Exhibit 3.2 to Form 8-K, filed with the Securities and Exchange Commission on March 5, 2008).

4.1	Shareholder Rights Agreement (incorporated by reference to Exhibit 4 to Form 8-K, filed with the Securities and Exchange Commission on February 14, 2003).

4.2	Amendment No. 1 to Shareholder Rights Agreement (incorporated by reference to Exhibit 10.47 to Form 8-K, filed with the Securities and Exchange Commission on September 13, 2005).